

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 15, 2021

Cindy Hageman
Senior Vice President and Assistant General Counsel
Alliance Data Systems Corp.
3075 Loyalty Circle
Columbus, OH 43219

> **Re:** **Alliance Data Systems Corp.**
> **Form 10-Q**
> **Exhibit No. 10.4**
> **Filed November 4, 2020**
> **File No. 001-15749**

Dear Ms. Hageman:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance